UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

EPICOR SOFTWARE CORPORATION

(Name of Subject Company)

ELLIOTT ERP LLC

ELLIOTT ASSOCIATES, L.P.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29426l108

(CUSIP Number of Class of Securities)

Jesse A. Cohn

Elliott Associates, L.P.

712 Fifth Avenue, 36th Floor

New York, New York 10019

Telephone: (212) 506-2999

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Robert B. Schumer

Jeffrey D. Marell

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Telephone: (212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$417,099,885	$20,763.23

*

Estimated for purposes of calculating the filing fee only.  This amount assumes the purchase of 55,613,318 shares of common stock of Epicor Software Corporation (“Epicor” and such shares, “Shares”), which amount includes: (i) all 53,508,711 Shares outstanding as of August 1, 2008 other than the 6,065,000 Shares beneficially owned by Elliott Associates, L.P. (“Elliott Associates”) and its affiliated funds, and (ii) stock options outstanding as of December 31, 2007 to purchase 2,104,607 Shares.  12,709,984 Shares reserved for issuance upon the conversion of the $230,000,000 of Convertible Senior Notes due 2027 issued by Epicor (the “Convertible Notes”) have been excluded from this calculation because the conversion price of those Convertible Notes ($18.10 per Share) exceeds the offer price of $7.50 per Share.  The number of outstanding Shares is contained in Epicor’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 and the number of outstanding stock options and Convertible Notes is contained in Epicor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

**

The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying (i) the transaction valuation of $528,326,521 indicated on the Schedule TO filed by Elliott Associates and Elliott ERP LLC with the Securities Exchange Commission on October 15, 2008 by (ii) 0.0000393.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,763.23	Filing Party:	Elliott ERP LLC Elliott Associates, L.P.
Form or Registration No.:	SC TO-T	Date Filed:	October 15, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This amendment No. 2 to Schedule TO (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 15, 2008, as amended (the “Schedule TO”), by Elliott Associates, L.P., a Delaware limited partnership (“Elliott Associates”) and Elliott ERP LLC, a Delaware limited liability company and a subsidiary of Elliott Associates, to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Epicor Software Corporation, a Delaware corporation, at $7.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2008, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal, as amended (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).  Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.  All capitalized terms used in this Amendment No. 2 and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase and the Schedule TO.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 9.

The Offer has been extended from 11:59 P.M., New York City time, on Monday, November 17, 2008 until 11:59 P.M., New York City time, on Tuesday, November 18, 2008.  All references in the Offer to Purchase, the Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, to the Expiration Date of 11:59 P.M., New York City time, on Monday, November 17, 2008 are hereby amended and restated to refer to 11:59 P.M., New York City time, on Tuesday, November 18, 2008.

The Offer to Purchase is further amended as follows:

The response to the question “What does the Board of Directors of Epicor Software Corporation think of the Offer?” in the Summary Term Sheet is hereby deleted in its entirety and replaced with the following:

“On October 28, 2008, Epicor Software Corporation issued a press release, and filed a solicitation/recommendation statement with the Securities and Exchange Commission on Schedule 14D-9 announcing that its Board of Directors had voted to recommend that Epicor Software Corporation’s stockholders reject the offer at the original offer price of $9.50 per share, that certain objective conditions to the Offer had been violated and could not be satisfied and that the Company Board (as defined below) had no current intention to take the actions necessary to satisfy the Section 203 Condition (as defined below) and the Rights Condition (as defined below).  On November 5, 2008, Epicor Software Corporation issued a press release, and filed an amendment to the solicitation/recommendation statement that it filed with the Securities and Exchange Commission on October 28, 2008, announcing that its Board of Directors had voted to recommend that Epicor Software Corporation’s stockholders reject the offer at the amended offer price of $7.50 per share.  See “The Offer-Section 11-Background of the Offer.”

The paragraph beginning with “On October 30, 2008” in Section 11 (“Background of the Offer”) of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“On October 29, 2008, Elliott Associates was granted early clearance of antitrust concerns under the Hart-Scott Rodino Act by the Federal Trade Commission.”

Section 11 (“Background of the Offer”) of the Offer to Purchase is hereby amended to add the following after the last paragraph of the Section:

“On November 5, 2008, the Company issued a press release, and filed an amendment to the solicitation/recommendation statement that it filed with the Securities and Exchange Commission on October 28, 2008, announcing that the Company Board had voted to recommend that the Company’s stockholders reject the offer at the amended offer price of $7.50 per Share.”

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

As of November 5, 2008, approximately 316,279 Shares have been tendered in and not withdrawn from the Offer.

Item 12. Exhibits.

Exhibit No.			Description

(a)	(1)	(i)	Offer to Purchase dated October 15, 2008.*

(a)	(1)	(ii)	Letter of Transmittal.*

(a)	(1)	(iii)	Notice of Guaranteed Delivery.*

(a)	(1)	(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)	(1)	(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)	(1)	(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)	(1)	(vii)	Summary Advertisement dated October 15, 2008.*

(a)	(5)	(i)	Press Release issued by Elliott Associates, L.P., dated October 15, 2008.*

(a)	(5)	(ii)	Letter to Board of Directors of Epicor Software Corporation from Elliott Associates, L.P., dated November 4, 2008.*

(a)	(5)	(iii)	Press Release issued by Elliott Associates, L.P., dated November 4, 2008.*

(b)			Not applicable.

(d)			Not applicable.

(g)			Not applicable.

(h)			Not applicable.

*	Previously filed.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2008.

ELLIOTT ERP LLC

By:	/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

ELLIOTT ASSOCIATES, L.P.

By:	Elliott Capital Advisors, L.P., as General Partner
By:	Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

EXHIBIT INDEX

Exhibit No.			Description

(a)	(1)	(i)	Offer to Purchase dated October 15, 2008.*

(a)	(1)	(ii)	Letter of Transmittal.*

(a)	(1)	(iii)	Notice of Guaranteed Delivery.*

(a)	(1)	(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)	(1)	(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)	(1)	(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)	(1)	(vii)	Summary Advertisement dated October 15, 2008.*

(a)	(5)	(i)	Press Release issued by Elliott Associates, L.P., dated October 15, 2008.*

(a)	(5)	(ii)	Letter to Board of Directors of Epicor Software Corporation from Elliott Associates, L.P., dated November 4, 2008.*

(a)	(5)	(iii)	Press Release issued by Elliott Associates, L.P., dated November 4, 2008.*

(b)			Not applicable.

(d)			Not applicable.

(g)			Not applicable.

(h)			Not applicable.

*	Previously filed.

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